ALTERNATIVE FUELS AMERICAS, INC.
2131 HOLLYWOOD BOULEVARD, SUITE 401
HOLLYWOOD, FLORIDA  33120

January 9, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 “F” Street, N.E.
Washington, D.C.  20549-3629

Attention:	Mr. Edward M. Kelly
Mr. Craig E. Slivka

Re:	Alternative Fuels Americas, Inc. (the “Company” or “AFAI”)
Registration Statement on Form S-1 (the “Registration Statement”)
Filed October 27, 2011
File No. 333-177532

Ladies and Gentlemen:

In response to the Staff’s letter of November 23, 2011, the Company hereby files Amendment No. 1 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter.  For your convenience, the response to each comment follows the comment itself.

General

1.
We note that Alternative Fuels America, Inc. or AFAI is registering up to 26,322,088 shares of common stock for resale by the selling stockholders named in the prospectus. We note also that AFAI is proposing to register the resale offering on a delayed or continuous basis under Rule 415. Given the size of the resale offering relative to the number of outstanding shares held by non-affiliates, we believe that this transaction may be a primary offering. Because AFAI does not appear to be eligible to conduct a primary offering on Form S-3, AFAI is ineligible to conduct a primary offering on a delayed, episodic, or at the market basis. If you disagree with our analysis, tell us why you believe that AFAI can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, address these factors:

•	The number and nature of the selling stockholders and the percentage of the overall offering made by each stockholder.

•	The date on which and the circumstances under which each selling stockholder received its securities.

•	The relationship of each selling stockholder to AFAI, including an analysis of whether the selling stockholder is an affiliate of AFAI.

•	Any relationships among the selling stockholders.

•	Whether any of the selling stockholders is in the business of buying and selling securities.

For guidance, refer to Question 612.09 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" on the Commission's website.

Response:       We respectfully disagree with the Staff’s analysis that the offering completed by the Registration Statement as amended constitutes a primary offering on a delayed basis.

As of the date hereof, AFAI has an aggregate of 64,758,131 shares of common stock outstanding, including 43,520,833 shares held by Ilan Sarid, our principal stockholder, 15,000,000 of which are proposed to be registered for resale hereunder; 4,144,854 shares held by directors and executive officers, 250,000 shares of which held by Dr. Samuel Stern, our Chief Operating Officer, are proposed to be registered for resale hereunder; and 17,092,444 shares held by non-affiliates of the Company, 8,712,088 of which are proposed to be registered for resale hereunder.

Mr. Sarid acquired 43,333,333 of his shares upon conversion of $650,000 in principal amount of the Company’s 8% convertible promissory notes in December 2011, as more fully described in the Registration Statement.  We concur with the Staff that Mr. Sarid is an affiliate of the Company.  Mr. Sarid has no affiliation with any other selling stockholders and is not in the business of buying and selling securities.  While the 15,000,000 shares Mr. Sarid proposes to register constitutes 63.3% of the shares we propose to register hereby, they constitute less than a majority  of the shares held by non-affiliates and less than 24% of our total issued and outstanding shares.

Dr. Stern acquired his 250,000 shares for cash in a private placement in October 2010, which was some four months prior to his becoming an affiliate of AFAI by reason of his assuming the position of Chief Operating Officer.  Dr. Stern has no relationship with any other selling stockholder and is not in the business of buying and selling securities.  The shares which Dr. Stern proposes to register for resale constitute less than 1% of our outstanding common stock and approximately 1% of the shares we propose to register hereby.

As disclosed in the Registration Statement, all the remaining selling stockholders acquired their shares in private offerings consummated during 2010 and 2011 at prices ranging from $.10 to $.50 per share.  Each of such selling stockholders each own less than 1% of the shares offered in the Registration Statement and less than 1% of our issued and outstanding common stock.  None of such selling stockholder is an affiliate of AFAI and based on our investigation, there are neither any relationships among such selling stockholders nor are any of such selling stockholders engaged in the buying and selling of such securities.

Based on the foregoing, the Company believes that the proposed offering as currently structured is not a primary offering and may be registered on Form S-1.

2.
Disclosure indicates that AFAI is a development stage company involved primarily in development activities to date with limited assets, no revenues, no firm commitments for raising additional financing to implement its business plan, no operations, no manufactured products, and no definitive agreements to license or sell its products. These and other facts suggest that AFAI’s proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Response:    We acknowledge the Staff’s comment regarding the early stage of the Company’s development, but respectfully disagree as to the applicability of Rule 419 to the Company or the offering contemplated by the Registration Statement.

Rule 419 by its terms applies to a primary offering by a “blank check company”, which means a company that:

“(i)
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii)	Is issuing “penny stock” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934 (“Exchange Act”).”

Notwithstanding the fact that the Company is in the development stage, AFAI has a specific business plan which it has been and is implementing as more fully described in the Registration Statement.  Moreover, AFAI has no intention to engage in a merger or acquisition with an unidentified company or companies in order to implement its business plan and purpose.  In light of the foregoing, and the fact that the Registration Statement covers the resale of issued and outstanding shares held by the selling stockholders with no proceeds to be received by AFAI, the substantive provisions of Rule 419, which primarily relate to the escrow of shares offered and the gross proceeds therefrom pending completion of an acquisition, the limitation on the use of such proceeds pending completion of an acquisition, certain necessary steps for approval and completion of an acquisition, the release of proceeds and securities from escrow if an acquisition is completed and the return of proceeds if an acquisition is not completed within an eighteen (18) month time frame are wholly inapplicable to AFAI or the offering contemplated by the Registration Statement.

3.
Disclose the specific factual basis for and the context of all AFAI' s beliefs, understandings, estimates, and opinions. This pertains particularly to disclosure of all projections, statistics, and assertions. Unless AFAI can substantiate on a reasonable basis all projections, statistics, and assertions, please remove them. To the extent that AFAI relies on market analyses, please disclose whether the source is publicly available. If the source is not available for nominal or no charge, AFAI must provide consent for its use or adopt the information as its own. Also, provide us copies of all sources used for disclosure of statistics.

Response:    The business description in both the “Prospectus Summary” and “Business” sections of the Registration Statement has been substantially revised to give effect to the Staff’s comment.

4.
Tell us of any other registration statements of companies for which your officers, directors, and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Response:   AFAI hereby advises the Staff that there are no other registration statements of companies for which our officers, directors, and affiliates may have acted as promoters or in which they have a controlling interest.

Cautionary Note Regarding Forward-Looking Statements, page 1

5.
Since this offering is in essence AFAI' s initial public offering, please delete the phrase "within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act of 1934, as amended." See Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act. Alternatively, make clear that AFAI is ineligible to rely on the safe harbor provision for this offering.

Response:  The “Cautionary Note Regarding Forward Looking Statements” on page 1 of the prospectus has been amended as requested by the Staff.

Overview, page 2

6.	We assume that the reference to "Phase Two" rather than to phase three in the seventh paragraph's last sentence is inadvertent. Please revise.

Response:    The reference has been corrected as noted by the Staff.

7.
Clarify here and elsewhere that AFAI's strategic partnership agreement with Bioenergy Solutions of Central America is a memorandum of understanding. We note the memorandum of understanding filed as exhibit 10.4 to the registration statement.

Response:    We hereby advise the Staff that the memorandum of understanding with Bioenergy Solutions of Central America has been supplanted by an agreement, which is described in the Registration Statement and filed as Exhibit 10.4 to the within amendment.

8.
Disclosure here and elsewhere that AFAI has concluded a lease options agreement with landowners in Costa Rica for a combined 5,000 hectares is inconsistent with disclosure in the agrarian parcel lease agreement filed as exhibit 10.3 to the registration statement that the lease is comprised of 1,000 hectares. Please reconcile the disclosures. Alternatively, if AFAI has concluded a lease options agreement for a combined 5,000 hectares, file the lease options agreement as an exhibit to the registration statement.

Response:    The description of the agreement has been revised in accordance with the Staff’s comment.

9.
Clarify here and elsewhere that AFAI' s cooperative agreement with United Biofuels of America is a memorandum of understanding. We note the memorandum of understanding filed as exhibit 10.5 to the registration statement.

Response:    We hereby advise the Staff that the memorandum of understanding with United Biofuels of America is no longer in effect and accordingly, all references thereto have been deleted from the Registration Statement.

10.	Explain the meaning of any abbreviation or acronym when introduced in the registration statement. We note "NGOs" in the last bullet point on page 4.

Response:    As requested by the Staff, the acronym “NGO” has been explained when introduced in the Registration Statement.

Selling Stockholders, page 5

11.	Please disclose that you are in default on your obligations under the note as well as the default interest rate that you are currently paying.

Response:    We hereby advise the Staff that the third paragraph under “Selling Stockholders” in the Prospectus Summary, as well as corresponding disclosure throughout the Registration Statement has been revised and expanded to more fully provide the background of the issuance of the $650,000 in principal amount of 8% convertible notes, their subsequent default, their assignment to Mr. Ilan Sarid and their December 2011 conversion into 43,333,333 shares of our common stock.

The Company will require additional financing to become commercially viable, page 7

12.	Please disclose whether you have any commitments or firm plans to raise additional financing.

Response:   The disclosure requested by the Staff has been added to the risk factor entitled “The Company will require additional financing to become commercially viable.

13.	Quantify here and in MD&A on page 31 the amount of additional financing that AFAI will require to complete development of, commercially launch, and market its planned products.

Response:    The additional disclosure regarding the Company’s estimated capital needs has been added to the risk factor entitled “The Company will require additional financing to become commercially viable” and to the “Liquidity and Capital Resources” sections of MD&A.

14.	We assume that the reference to "a growing concern" rather than to "a going concern" is inadvertent. Please revise here and also the last paragraph under "Liquidity and Capital Resources" on page 31.

Response:   The wording has been corrected as noted by the Staff.

The Company's strategic partnerships are new to AFAI, page 8

15.	Identify AFAI' s agreements with Costa Rican enterprises, and summarize the principal provisions, including duration or term, of the agreements in the business section.

Response:    The risk factor has been revised in accordance with the Staff’s comment and a new section has been added to the “Business” section entitled “Strategic Agreements” to provide the requested disclosure.

AFAI must secure sources of feedstock and the ability to process feedstock into biodiesel, page 8

16.
Indicate whether AFAI has entered into any agreement with a third party to secure feedstock or to process feedstock into biodiesel, and, if so, summarize the principal provisions, including duration or term, of any agreement in the business section.

Response:   The disclosure has been revised in the risk factor, the “Prospectus Summary” and the “Business” sections to provide the requested disclosure.

We currently rely on certain key individuals..., page 11

17.	Because this is a generic risk factor and is applicable to most other companies and industries, please revise to explain the particular risk to your company.

Response:    The risk factor has been revised and expanded in response to the Staff’s comment.

Determination of Offering Price, page 15

18.
Revise the disclosure to indicate that the selling stockholders will offer their shares at $1.00 per share until the shares are quoted on the OTC Bulletin Board or listed on an exchange and only after that at prevailing market prices or privately negotiated prices.

Response:    The section entitled “Determination of Offering Price” has been expanded to provide the additional disclosure requested by the Staff.

Dilution, page 15

19.
Assuming that this offering is an indirect primary offering, Item 506 of Regulation S-K specifies where common equity securities are being registered and there is substantial disparity between the public offering price and the effective cash cost to directors, officers, promoters, and affiliated common equity acquired by them in transactions during the past five years and the registrant is not subject to the reporting requirements of Section 13(a) of 15(d) of the Exchange Act immediately before filing the registration statement, you must include a comparison of the public contribution under the proposed public offering and the effective cash contribution of those persons. Further, Item 506 of Regulation S-K specifies where common equity securities are being registered by a registrant that has had losses in each of its last three fiscal years and there is a material dilution of the purchasers' equity interest, you must disclose:

•	The net tangible book value per share before and after the distribution.

•	The amount of the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered.

•	The amount of the immediate dilution from the public offering price which will be absorbed by the purchasers.

Response:    The section entitled “Dilution” has been expanded in response to the Staff’s comment.

Selling Stockholders, page 15

20.	Identify the transactions in which the selling stockholders received the securities being registered for resale.

Response:    The first paragraph of the section entitled “Selling Stockholders” has been revised to disclose the transactions in which the selling stockholders received the securities being registered for resale.

21.
Indicate the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with FPM or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Response:    The third paragraph of the section entitled “Selling Stockholders” has been revised to disclose which selling stockholders are affiliated with the Company as required by Item 502 of Regulation S-K.

22.
For a selling stockholder that is a legal entity, identify the natural person or persons who exercise voting or investment control or both for the shares of common stock held by the selling stockholder. Refer to Question 140.02 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website.

Response:    The selling stockholder table has been revised as requested by the Staff.

23.	If any selling stockholder is a broker-dealer or an affiliate of a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

Response:    We have disclosed in the last sentence of the third paragraph in the section entitled “Selling Stockholders” that based upon AFAI’s investigation, no selling stockholder is a broker-dealer or affiliate or a broker-dealer.

24.
If any selling stockholder is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter. Note that broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response:    See our response to comment 23 above.

25.
We note the disclosure in footnote (1) that AFAI is registering 18,000,000 of the 43,333,333 shares of common stock issuable upon conversion of its outstanding 8% convertible notes and have the comments immediately below on these convertible securities.

Response:   We respectfully call the attention to the Staff that (a) the $650,000 in principal amount of our 8% convertible promissory notes were converted into 43,333,333 shares of common stock effective December 1, 2011 and (b) the number of shares Ilan Sarid has proposed to register for resale has been reduced to 15,000,000 shares.  Appropriate revised disclosure has been throughout the Registration Statement.  In addition, a new section entitled “8% Convertible Promissory Notes” has been added to the Registration to provide disclosure regarding the issuance, subsequent default, assignment to Ilan Sarid, and conversion into common stock of the Notes.  Moreover, this section provides the disclosure requested by the Staff in response to comments 26-29 below.

26.
Provide us, with a view toward disclosure in the prospectus, tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that AFAI has made or may be required to make to the selling stockholder, any affiliate of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments. Provide footnote disclosure of the terms of each such payment. Do not include any repayment of principal on the convertible notes in this disclosure.

Response:    Please see the response to comment 25 above.

27.
Provide us, with a view toward disclosure in the prospectus, disclosure of the net proceeds to AFAI from the sale of the convertible notes and the total possible payments to the selling stockholder and any of his affiliates in the first year after the sale of the convertible notes.

Response:    Please see the response to comment 25 above.

28.	Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

•
The total possible profit the selling stockholder could realize as a result of the conversion discount (in relation to the offer price) for the common stock underlying the convertible notes, presented in a table with the information below disclosed separately.

•	The conversion price per share of the common stock on the date of the sale of the convertible notes, calculated as immediately follows.

•	If the conversion price per share is set at a fixed price, use the price per share established in the convertible notes.

•	The total possible shares underlying the convertible notes, assuming no interest payments and complete conversion throughout the term of the notes.

•
The total possible common stock shares the selling stockholder may receive and the combined conversion price of the total number of common stock shares underlying the convertible notes, calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholder may receive.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, provide additional tabular disclosure as appropriate.

Response:    Please see the response to comment 25 above.

29.	Provide us, with a view toward disclosure in the prospectus, tabular disclosure comparing:

•	The number of shares outstanding before the convertible note transactions that are held by persons other than the selling stockholder, affiliates of AFAI, and affiliates of the selling stockholder.

•
The number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder that continue to be held by the selling stockholder or affiliates of the selling stockholder.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants, as applicable.

Response:    Please see the response to comment 25 above.

30.
Provide tell us, with a view toward disclosure in the prospectus, whether AFAI has the intention and a reasonable basis to believe that it will have the financial ability to make all payments on the underlying securities.

Response:    As the 8% convertible promissory notes have been converted into 43,333,333 shares of our common stock effective December 1, 2011, we believe that the Staff’s comment is no longer applicable.

31.	Provide us, with a view toward disclosure in the prospectus:

•
A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between AFAI or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any persons or any predecessors of those persons with whom the selling stockholder has a contractual relationship regarding the transaction. The information should include in reasonable detail a complete description of the rights and obligations of the parties in connection with the sale of the shares of common stock being registered.

•
Copies of all agreements between AFAI or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any persons or any predecessors of those persons with whom the selling stockholder has a contractual relationship regarding the transaction in connection with the sale of the shares of common stock being registered.

If AFAI' s view is that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between, and, or among those parties are included as exhibits to the registration statement, provide us confirmation of AFAI's view.

Response:    AFAI hereby confirms that the description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between AFAI or any of its predecessors and Ilan Sarid, any of his affiliates or any persons or any predecessor of those persons with whom the selling stockholder has a contractual relationship regarding the transaction are set forth in the Registration Statement.

Plan of Distribution, page 26

32.	Disclose the specific requirements of Regulation M applicable to the offering.

Response:     The specific requirements of Regulation applicable to the offering have been set forth in the third to last and second to last paragraphs in the section entitled “Selling Stockholders” in response to the Staff’s comment.

Proposed Business, page 19 .

33.
The presentation throughout this section includes principally promotional material that is more appropriately directed to AFAI' s potential customers and advertisers than to AFAI's potential investors. For example, "Taking a page out of the Starbucks operational handbook, the Company sees providing farmers with additional benefits (beyond payment for the crops) as a smart business move (as well as an endearing social gesture)" on page 25 and "This feedstock supply and production capacity will make the Company one of the largest operational biodiesel firms in the region" on page 27. Further, the presentation suggests or implies sometimes that AFAI is a fully operational company rather than a development stage company. Please revise this section in its entirety to remove all promotional material and to present information accurately and adequately on AFAI as a development stage company rather than as a fully operational company.

Response:    The section entitled “Business” has been extensively revised in accordance with the Staff’s comment.

34.
Since AFAI has not begun operations and has no manufactured product, clarify the status of each product. For example, indicate whether the product is in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary. Provide comparable disclosure of the status of development of any service.

Response:    The section entitled “Business” has been extensively revised in accordance with the Staff’s comment.

35.	Summarize the principal provisions, including duration or term, of the agreements filed as exhibits 10.3, 10.4, and 10.5 to the registration statement.

Response:    A subsection entitled “Strategic Agreements” has been added to the “Business” section to provide the requested disclosure.

36.	Describe in sufficient detail sources and availability of raw materials. See Item 101(h)(4)(v) of Regulation S-K.

Response:    The requested disclosure has been added to the subsection entitled “Feedstocks” in the “Business” section of the prospectus.

37.	Describe any patents, trademarks, licenses, franchises, concessions, or royalty agreements, including duration or term. See Item 101(h)(4)(vii) of Regulation S-K.

Response:    We hereby advise the Staff that there are no patents, trademarks, and comparable agreements described in Item 101(h)(4)(vii) of Regulation S-K applicable to AFAI’s business.

38.
Disclose the need for any government approval of AFAI' s products or services. If government approval is necessary and AFAI has not yet received that approval, discuss the status of the approval within the government approval process. See Item 101(h)(4)(viii) of Regulation S-K.

Response:   We have added a subsection to the “Business” section entitled “Government Regulations” to provide the requested disclosure.

39.	Disclose the effect of existing or probable governmental regulations on AFAI' s business. See Item 101(h)(4)(ix) of Regulation S-K.

Response:   We have added a subsection to the “Business” section entitled “Government Regulations” to provide the requested disclosure.

40.
Disclose the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of the activities are borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

Response:    The requested disclosure has been added to the subsection of the “Business” section entitled “Feedstocks – Algae.”

41.	Disclose the costs and effects of compliance with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

Response:    The requested disclosure appears in the subsection of the Registration Statement entitled “Environmental Impact and Business Practices.”

Planned Operations, page 23

42.	Although disclosure states that AFAI has established five operational units, only three are identified and described. Identify and describe the other two operational units.

Response:    We hereby advise the Staff that the disclosure has been deleted from the Registration Statement.

43.	There appears to be no reasonable basis for the statement "By imposing efficiencies on every phase of the biofuels cycle, the Company can ensure lower costs." Please delete.

Response:    We hereby advise the Staff that the statement has been deleted from the Registration Statement.

Competition, page 28

44.	Describe methods of competition in AFAI's industry. See Item 101(h)(4)(iv) of Regulation S-K.

Response:    The subsection entitled “Competition” has been expanded to provide the additional disclosure.

Properties, page 28

45.	File the commercial office lease as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:    The lease has been filed as Exhibit 10.8 to the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31.

46.
Since AFAI' s continued existence is uncertain, the filing must contain appropriate and prominent disclosure of the financial difficulties and viable plans to overcome these difficulties. Additionally, MD&A should include a reasonably detailed discussion of AFAI' stability or inability to produce sufficient cash to support its operations during the 12 month period after the date of the financial statements.

Response:   The “Liquidity and Capital Resources” subsection of MD&A has been expanded to provide the disclosure requested by the Staff.

Liquidity and Capital Resources, page 31

47.	Since there is substantial doubt about AFAI's ability to continue as a going concern, expand the disclosure to include a discussion of:

•	The rate at which AFAI burned cash in each of the periods presented in the financial statements.

•	Costs of planned research and development activities for completing development and commercialization of products and services.

•	Any significant changes in the number of employees.

•	Other known or estimated material operational costs.

Response:   The “Liquidity and Capital Resources” subsection of MD&A has been expanded to provide the disclosure requested by the Staff.

Directors, Executive Officers, Brokers and Control Persons, page 35

48.	Describe briefly the business experience during the past five years of Dr. Samuel Stern as required by Item 401(e)(1) of Regulation S-K.

Response:    Dr. Samuel Stern’s biography has been revised to provide his business experience between 2009 and the time he joined the Company.

Certain Relationships and Related Party Transactions, page 42

49.	If applicable, identify the promoters of AFAI, and disclose AFAI' s transactions with its promoters. See Item 404(d) of Regulation S-K.

Response:    We hereby advise the Staff that we believe AFAI has no promoters and accordingly, no disclosure is required.

8% Secured Convertible Notes, page 43

50.	Please disclose what, if any, other aspects of the notes were changed in the assignment to Ilan Sarid.

Response:    The disclosure has been revised as requested by the Staff.

Legal Matters, page 44

51.	Include counsel's address as required by paragraph w. of Schedule A of the Securities Act.

Response:    Counsel’s address has been added to the “Legal Matters” section.

Recent Sales of Unregistered Securities, page II-1

52.	For the securities issued for services in January 2010, December 2010, April 2011, and September 2011, state the value of the securities issued. See Item 701(c) of Regulation S-K.

Response:    The value of the securities issued for services has been added to this item in response to the Staff’s comment.

53.	State briefly the facts relied upon for each transaction disclosed in this section to make the exemption available. See Item 701(d) of Regulation S-K.

Response:    The last paragraph of “Part II Item 15” has been expanded to provide the requested disclosure.

Exhibits, page 11-2

54.	Revise the description of exhibits 10.4 and 10.5 to make clear that each agreement is a memorandum of understanding.

Response:    All exhibit titles have been conformed to the title of the documents filed.

55.
We note that AFAI intends to file by amendment some exhibits, including the legal opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

Response:    We respectfully advise the Staff that all exhibits not previously filed are filed herewith.

56.	Please file the convertible note in executed form.

Response:    The convertible note has been refiled in executed form.

Undertakings, page II-3

57.	Include the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

Response:    The requested undertaking has been added.

Exhibit 10.4

58.
File an executed version of the agreement as an exhibit to the registration statement. Further, advise us of the status of the final agreement which was to be negotiated and completed by July 31, 2011. If applicable, file the final agreement as an exhibit to the registration statement.

Response:    As noted above, we hereby advise the Staff that the memorandum of understanding is no longer in effect.

Exhibit 10.5

59.	The caption or heading on the first page of the exhibit reads "Exhibit 10.1" rather than Exhibit 10.5. Refile the exhibit with the correct caption or heading.

Response:    The original memorandum of understanding filed has been superseded by a consulting agreement, which is filed as Exhibit 10.5.

Financial Statements

General

60.	Please monitor your requirement to provide updated financial information. Refer to Rule 808 of Regulation S-X.

Response:    Financial information has been updated as required.

61.	Please provide a currently dated, signed auditors' consent with your next amendment.

Response:    A currently-dated auditor’s consent is filed herewith.

Balance Sheet, page F-3

62.
Please refer to Rule 8-02 of Regulation S-X and also provide an audited balance sheet as of December 31, 2009. Please include a revised audit opinion that provides audit coverage of this additional required financial statement.

Response:  The audited balance sheet and revised audit opinion are included in the filing.

Note 6. Common and Preferred Stock Transactions, page F-10

63.
We note you issued 3,030,000 shares of common stock to consultants in April 2011 that you "valued at $15,000, the fair market value of the stock at the time." We also note you issued common stock for cash before, during, and after April 2011 at significantly higher per share prices. In light of the contemporaneous cash transactions, please fully explain to us how you determined the fair market value of the common stock that you issued for services during 2011.

Response:    These shares were issued with a twelve month right of recission by the Company.  This resulted in the fair market value being approximately 75% less than issued common stock for cash before, during, and after April 2011 at significantly higher per share prices.

If you have any further questions or comments, kindly contact the undersigned at (954) 367-7067, Ext. 122 or our counsel, Dale S. Bergman, Esq. of Roetzel & Andress at (954) 412-4150.

Very truly yours,

ALTERNATIVE FUELS AMERICAS, INC.

By	/s/ Craig Frank
Craig Frank, CEO

cc:	Mr. Edward M. Kelly (redlined via Federal Express)
Mr. Craig E. Slivka (redlined via Federal Express)